Mail Stop 3561

April 19, 2007

Mr. Jason Weiss
Chief Executive Officer
Aldabra 2 Acquisition Corp.
c/o Terrapin Partners LLC
540 Madison Avenue, 17th Floor
New York, NY 10022

     Re: **Aldabra 2 Acquisition Corp.**
                Registration Statement on Form S-1
                Filed March 19, 2007
                File No. 333-141398

Dear Mr. Weiss:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

     1.   Please tell us the factors you considered in determining to value this offering at $200,000,000. Please tell us the factors you considered when determining that you might need $194,060,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to

the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation.

2.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

3.   We note that the conversion rights are available up to 39.99% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this deviation from the standard conversion feature of SPAC offerings so that investors can understand the company's position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC, and add a risk factor that addresses the impact the greater conversion threshold could have if a business transaction is approved. Please add an additional risk factor at the beginning of the risk factors section discussing the risks associated with the likelihood of decreased trust assets, including the probability that a merger is consummated despite shareholder dissent in excess of what would be permissible for a standard SPAC entity; and additional reliance on debt or equity to fund the business transaction and operations after the transaction.

4.   We note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the additional difficulties you may have meeting the 80% threshold in light of decreased trust assets due to greater amounts of conversions than in standard SPAC transactions.

5.   We note that management appears to be affiliated with various investment-related firms. We also note your statement on page 53 that "we have agreed not to consummate a business combination with an entity which is affiliated with any of our existing stockholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view." Please discuss in more detail whether Aldabra 2 may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these firms or an affiliate thereof, and if so describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm's-length basis. Also, please discuss all applicable conflicts of interest that arise.

6.   In light of the fact that each officer/director may be looking at the same

companies with respect to both Aldabra 2 and other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to Aldabra 2 and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus, or the company should tell us why such information is not relevant to an investment in Aldabra 2.

7.   We note the statement on the cover page that you have not, nor has anyone on your behalf, engaged in discussions with representatives of other companies with respect to a business combination. You also state on page one that you have not contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction. Please revise to address whether your officers and directors either among themselves or with your underwriters or advisors have had discussions regarding possible business targets. In addition, please revise to address the extent to which any of your officers and directors have individually identified or considered a target business, even if such consideration did not involve discussions with other officers and directors or anyone else. If consideration of targets or discussions have occurred in an officer's or director's capacity as an investor or affiliate of an entity other than Aldabra 2, please advise and revise accordingly.

8.   We note that Messrs. Leight and Weiss have agreed to indemnify the trust against claims of various vendors. State whether any potential claims would not be covered by the indemnification. Clarify whether the officers and directors of Aldabra 2 would be obligated to bring a claim against Messrs. Leight and Weiss to enforce such indemnification. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

9.   You state on page 15 that you expect to either become listed on an exchange or register the warrants in every state. Please revise the summary, risk factors and where appropriate to clarify your intentions regarding an exchange listing application and further Blue Sky registration.

Prospectus Summary, page 1

10.   Please reconcile the statement on page 1 "[w]e may, however, structure a business combination to acquire less than 100% of such interests or assets of the target business but will not acquire less than a controlling interest (which would be at least 50% of the voting securities of the target business)" with the statement on page 2 "[i]f we issue securities in order to consummate a business combination, our stockholders could end up owning a minority of the combined company as there is no requirement that our stockholders own a

certain percentage of our company after our business combination" or advise.

11.   On page 2, please include the statement from page 37 that "[i]f our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria."

12.   Please revise the reference on page one to "any jurisdiction where the offer is not permitted" to identify the states in which offers and sales of the units will be made to retail investors. Please briefly address the company's plans with respect to Blue Sky provisions and the particular states in which offers and sales will be made.

13.   Please revise the first paragraph to address the possibility of acquiring assets that, although proposed as operating assets in connection with Aldabra 2, are merely assets that would not be accompanied by historic, audited financial statements with a meaningful profit and loss statement.

The Offering, page 3

Securities to be Sold to Insiders, page 3

14.   Provide the basis for the ability to validly complete a private placement transaction in light of the fact that you anticipate sales of such securities to employees and affiliates.

Redemption, page 4

15.   Please discuss whether the underwriter has the right to consent before the company can exercise its redemption right and, if so, discuss in the appropriate section the conflicts of interest that result from such right.

Offering proceeds to be held in trust, page 5

16.   We note that this subsection and "Limited payments to insiders" on page 6 provide quantitative information regarding anticipated costs and sources to fund those costs. Please revise to include a subsection titled "Anticipated expenses and funding sources," or something similar, with a brief discussion of the funds that will be available to the company for estimated expenses and working capital. Briefly identify the categories of funding sources (such as the interest that will be paid out of the trust account and out-of-trust sources), quantify the amounts that will be available from each source and quantify your estimated expenses for the categories of expenses that you identify,

including due diligence, "no-shop fees," financial advisor fees and other anticipated expenditures assuming you do and do not consummate a business combination prior to the 24 month period preceding a mandatory dissolution. With respect to the categories of expenses to be identified and quantified, we note the reference to third party consultants on page26, in addition to D&O insurance, accounting fees and liquidation obligations and reserves. To the extent you plan to seek deferments from vendors or other parties, briefly explain how that is expected to affect your funding requirements. Please include disclosure of estimated legal fees, filing fees, printing and mailing fees, and other categories of costs assuming you do and do not consummate a business transaction. We note the statement on page 26 that you could be left with insufficient funds to continue searching for, or conduct due diligence with respect to, a business target if you are required to forfeit a standard "no-shop" fee.

17.   In this regard, we note the statement on page two that you may seek to acquire a target "substantially in excess of 80% of our net assets." Your added disclosure should address (1) the additional costs and funding sources in the event you seek a target substantially in excess of 80% of your net assets, and (2) the effect on your available funds if conversions reach the maximum amount under 40%.

Certificate of Incorporation, page 6

18.   You state on page seven that you will only consummate a transaction if shareholders vote both in favor of a transaction and in favor of your amendment to provide for perpetual existence. As you indicate on page 6 that the vote to amend your certificate of incorporation would require the majority of your shares outstanding, it appears that consummation of a transaction would require such a vote. However, you state later on page 7 under "Stockholders must approve business combination" that you will proceed with a business combination only if it is approved by a majority of the ordinary shares voted. Please revise to reconcile the apparent inconsistency or advise. Also, discuss what would happen if the shareholders approved the transaction but did not approve the perpetual existence proposal.

Conversion Rights for Shareholders Voting to Reject a Business Combination, page 7

19.   Please clarify here and in the Conversion Rights section on page 38 the specific procedures for shareholders wishing to convert their shares. For example, explain what steps shareholders will be required to take before and after a meeting to vote on a proposed transaction, including whether you will require shareholders to tender their shares prior to the shareholder meeting.

Liquidation if no Business Combination, page 8

20.   On page 9 you state "[w]e anticipate the distribution of the funds in the trust account to our public stockholders will occur by   , 2009 [10 business days from the date our corporate existence ceases]. On page 40 you state, "[a]ccordingly, we would be required to provide for any claims of creditors known to us at that time or those that we believe could be potentially brought against us within the subsequent 10 years prior to our distributing the funds in the trust account to our public stockholders." Revise your disclosure here and elsewhere as appropriate to be consistent with the concepts in the last full paragraph on page 40 to the effect that sections 280 and 281 of the Delaware General Corporation Law have to be considered prior to any distribution from the trust account.

Risk Factors, page 12

Risks Associated with Our Business, page 12

21.   Please revise the fourth risk factor on page 12 to identify the principal, beneficial provisions of Rule 419 that will not apply to this offering.

22.   Please revise the last risk factor on page 13 to disclose the qualitative and quantitative assumptions underlying the belief that Messrs. Leight and Weiss will be able to satisfy any indemnification obligations that may arise.

23.   Please revise the second risk factor on page 15 to identify the "certain states" in which offers and sales to retail investors may be made, and clarify the status and implications of offers and sales made in any other state.

24.   Please disclose whether any of the companies identified in the second risk factor on page 17 are "blank check" companies.

25.   We note the third risk factor on page 17 relating to potential conflicts. Please disclose how such future conflicts will be resolved, including whether there is a written policy covering such situations.

Use of Proceeds, page 24

26.   Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties' performance of due diligence.

27.   Please explain here and in the business and underwriting sections, whether the underwriters could receive a fee for locating a target company.

Proposed Business, page 33

Introduction, page 33

Track Record of Aldabra 2 Management Team, page 34

28.   Tell us whether Aldabra 2 may consider as a target a company that Aldabra Acquisition Corporation considered in its search for an acquisition target.

Effecting a Business Combination, page 34

Sources of Target Businesses, page 35

Sources of Target Businesses, page 35

29.   We note that you will not pay any of your existing officers or directors or any entity with which they are affiliated any finder's fee or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company concurrent with or after consummation of a business transaction, and whether payment of finder's fees or consulting fees to these persons will or may be considered in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

Facilities, page 41

Employees, page 42

30.   We note the statement that "Terrapin Partners has indicated to us that it will make available to us the services of two of its employees to assist us in our search for a target business." Please disclose the terms of any agreement or the nature of the understanding between you and Terrapin Partners regarding the use of Terrapin employees, including whether there will be any cost to Aldabra 2. Please indicate whether the Terrapin employees will devote a specific amount of time to efforts on your behalf.

Management, page 47

Directors and Executive Officers, page 47

31.   Please include Mr. Leight's affiliation with Equilinx and PaperExchange.com
       L.L.C. in his biography, if appropriate.

32.   Please include Mr. Rogel's affiliation with Imall Inc. in his biography, if
       appropriate.

33.   Please include Mr. Albert's affiliation with Aura Systems, Inc. in his
       biography, if appropriate.

Prior Involvement of Principals in Blank Check Companies, page 49

34.   For each insider, provide the most recent amounts for the following: 1) each
       insider's total investment in Aldabra Acquisition Corporation (AAC); 2) each
       insider's total income realized and realizable to date from AAC; and 3) the
       current market value of each insider's remaining interest in AAC.

Executive Compensation, page 49

35.   Please revise to identify the particular out-of-pocket expenses associated with
       identifying potential target businesses and performing due diligence. Explain
       if the out-of-pocket reimbursements are meant to compensate individuals for
       their time spent traveling, identifying, negotiating or otherwise conducting
       business on behalf of Aldabra 2 instead of other entities.

Director independence, page 50

36.   We note that the board of directors has determined that each of Messrs.
       Berger, Rogel and Albert is independent. We also note that each of Messrs.
       Berger, Rogel and Albert received 25,000 shares of common stock for
       approximately $100 when the public offering price of that many shares is
       expected to exceed $250,000. Given the anticipated value of the shares they
       received and the directors' status, please tell us the criteria you used to
       determine independence.

* * * * *

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Allan Miller, Esq.
        Jeffrey M. Gallant, Esq.
        Fax (212) 818-8881